MANAGEMENT'S DISCUSSION AND ANALYSIS
August 9, 2016
The following discussion and analysis is management's opinion of TransGlobe's historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the Company for the three and six months ended June 30, 2016 and 2015 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2015 included in the Company’s annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, the anticipated amount and timing of future dividend payments, the sustainability of future dividend payments, anticipated increases or decreases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserve estimates, management’s expectation for results of operations for 2016, including expected 2016 average production, funds flow from operations, the capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Q2-2016	1

DIVIDENDS
The Company suspended its quarterly dividend effective March 8, 2016, and will evaluate its ability to reinstate a dividend program on a quarterly basis.
MANAGEMENT STRATEGY AND OUTLOOK
The Q3-2016 outlook provides information as to management’s expectation for results of operations for Q3-2016. Readers are cautioned that the Q3-2016 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to commodity prices and fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in Egypt, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
Q3-2016 Outlook
It is expected that Q3-2016 production will average approximately 11,400 Bopd.  Funds flow in any given period will be dependent upon the timing of crude oil tanker-liftings and the market price of the crude sold. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2016. Funds flow and crude oil inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings. To date, the Company has sold two and one third tanker-liftings in 2016. One lifting of 544,042 barrels of entitlement crude oil was sold in February at February Dated Brent less a quality differential of $14.05/bbl, and another lifting of 516,901 barrels of entitlement crude oil was sold in May at May Dated Brent less a quality differential of $13.99/bbl. An additional 157,790 barrels of entitlement oil were swapped through EGPC during the first quarter in a cash transaction at an equivalent price of $28.52/bbl which netted the Company $4.5 million.
Production Recovery

During the second quarter, the Company finalized a production recovery plan ("PRP"), which incorporates two additional wells at K-South (West Bakr), 16+ recompletions, pump optimizations and facility upgrades at West Gharib and West Bakr, plus first production from the NWG 3 discovery in the fourth quarter. The majority of the PRP work program is scheduled for September through December with a targeted 2016 exit production rate of 13,000 to 14,000 Bopd.

2016 Capital Budget
To the end of Q2-2016 the Company had spent $9.1 million on capital expenditures (inclusive of capitalized G&A). Capital spending is expected to increase in the second half of the year, as the Company added a second drilling rig in late July and plans to execute on the PRP in September through December. The Company plans to drill 16 exploration wells and deliver the PRP which includes two development wells, up to 16 recompletions and associated facility/development projects. In total, the Company anticipates that capital expenditures will amount to approximately $33 million (~$37 million inclusive of capitalized G&A) in 2016.
The Company also continues to actively pursue opportunities to grow through strategic acquisitions. The oil price downturn that began in 2014 has created potential opportunities in the market. TransGlobe is committing significant internal resources to examining these opportunities in 2016.
NON-GAAP FINANCIAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations
	Three Months Ended June 30		Six Months Ended June 30
($000s)	2016	2015	2016	2015
Cash flow from operating activities	6,011	24,323	7,437	42,371
Changes in non-cash working capital	(3,985)	(17,332)	(8,241)	(38,668)
Funds flow from operations[1]	2,026	6,991	(804)	3,703
[1]   Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

2	Q2-2016

Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded oil exploration and production company whose activities are concentrated in the Arab Republic of Egypt (“Egypt”).

SELECTED QUARTERLY FINANCIAL INFORMATION

	2016		2015				2014
(000s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Average production volumes (Bopd)	11,472	12,058	13,425	14,683	15,064	14,886	15,172	15,109

Inventory volumes (Bbl)	706,577	734,872	923,106	350,869	253,325	179,730	—	13,025
Average sales volumes (Bopd)	11,783	14,126	7,205	13,620	14,251	12,876	15,139	15,132
Average price ($/Bbl)	30.27	22.58	32.38	39.35	48.31	46.82	66.41	88.59
Oil sales	32,461	29,022	21,460	49,307	62,647	54,251	92,488	123,317
Oil sales, net of royalties	19,786	17,427	3,979	24,700	33,960	29,573	52,340	67,848
Cash flow from operating activities	6,011	1,426	6,414	28,741	24,323	18,048	113,422	(3,123)
Funds flow from operations[1]	2,026	(2,830)	(11,108)	(1,497)	6,991	(3,288)	15,932	28,885
Funds flow from operations per share
- Basic	0.03	(0.04)	(0.15)	(0.02)	0.09	(0.04)	0.21	0.38
- Diluted	0.03	(0.04)	(0.15)	(0.02)	0.09	(0.04)	0.19	0.35
Net earnings (loss)	(12,050)	(16,249)	(35,255)	(46,568)	(12,580)	(11,197)	(50,571)	19,162
Net earnings (loss) - diluted	(12,050)	(16,249)	(35,255)	(54,159)	(12,580)	(13,577)	(63,384)	14,934
Net earnings per share
- Basic	(0.17)	(0.23)	(0.49)	(0.64)	(0.17)	(0.15)	(0.67)	0.26
- Diluted	(0.17)	(0.23)	(0.49)	(0.68)	(0.17)	(0.17)	(0.77)	0.18
Dividends paid	—	—	1,805	3,594	3,703	3,763	3,762	3,761
Dividends paid per share	—	—	0.025	0.05	0.05	0.05	0.05	0.05

Total assets	433,013	441,624	455,500	501,808	599,744	614,345	654,058	720,306
Cash and cash equivalents	124,308	122,031	126,910	126,874	122,961	126,101	140,390	77,939
Convertible debentures	70,639	66,506	63,848	65,682	74,421	65,511	69,093	83,229
Debt-to-funds flow ratio[2]	(5.3)	(7.9)	(7.2)	3.6	1.5	0.8	0.6	0.6
[1]   Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

[2]   Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the second quarter of 2016, TransGlobe:

•	Maintained a strong balance sheet, reporting positive working capital of $65.4 million (including cash and cash equivalents of $124.3 million) at June 30, 2016;

•	Reported a net loss of $12.1 million, which includes a $4.3 million unrealized non-cash loss on convertible debentures;

•	Experienced an increase in oil sales compared to Q1-2016 primarily as a result of a 34% increase in realized oil prices during the second quarter;

•
Achieved positive funds flow from operations of $2.0 million, which is a significant achievement in the current oil price environment. Reduced operating costs and cash general and administrative costs as compared to prior periods were the main contributors to achieving positive funds flow;

•	Held 503,697 barrels of West Gharib and 202,880 barrels of West Bakr entitlement oil as inventory at quarter end; and

•	Spent $4.8 million on capital programs, which was funded entirely with funds flow from operations and cash on hand.

Q2-2016	3

2016 TO 2015 NET EARNINGS VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q2-2015 net earnings (loss)	(12,580)	(0.17)
Cash items
Volume variance	(5,427)	(0.09)	42
Price variance	(24,759)	(0.34)	197
Royalties	16,012	0.22	(127)
Expenses:
Production and operating	3,548	0.05	(28)
Selling costs	759	0.01	(6)
Cash general and administrative	1,527	0.02	(12)
Exploration	6	—	—
Current income taxes	4,052	0.06	(32)
Realized foreign exchange gain (loss)	11	—	—
Realized derivative gain (loss)	(698)	(0.01)	6
Interest on long-term debt	41	—	—
Other income	4	—	—
Total cash items variance	(4,924)	(0.08)	40
Non-cash items
Unrealized foreign exchange gain (loss)	1,207	0.02	(10)
Depletion, depreciation and amortization	4,314	0.06	(34)
Unrealized gain (loss) on financial instruments	3,468	0.05	(28)
Stock-based compensation	496	0.01	(4)
Deferred income taxes	(3,985)	(0.06)	32
Deferred lease inducement	(129)	—	1
Amortization of deferred financing costs	83	—	(1)
Total non-cash items variance	5,454	0.08	(44)
Q2-2016 net earnings (loss)	(12,050)	(0.17)	(4)
TransGlobe recorded a net loss of $12.1 million in Q2-2016 compared to a net loss of $12.6 million in Q2-2015. The negative cash earnings impact of significantly lower oil prices and reduced sales volumes totaled $30.2 million in aggregate compared to Q2-2015, which was partially offset by decreased royalties and current income taxes of $20.1 million. The Company achieved cost reductions related to production and operating expenses of $3.5 million in Q2-2016 primarily as a result of a decrease in oil treating fees, fuel costs and well servicing costs in Egypt. Furthermore, the Company experienced operating cost savings of $1.4 million in Q2-2016 versus Q2-2015 resulting from the relinquishment of its interests in Yemen in 2015. Cash general and administrative expenses were also reduced in Q2-2016 compared to Q2-2015, resulting in a positive earnings variance of $1.5 million. This reduction was principally due to a reduction in salaries and benefits, insurance and professional fees, along with a weaker Canadian dollar and Egyptian pound in Q2-2016 compared to Q2-2015.
The largest non-cash positive earnings variance item in Q2-2016 compared to Q2-2015 relates to depletion, depreciation and amortization, which created a positive earnings swing of $4.3 million. The 2015 impairment loss caused a significant reduction in the accounting basis of the Company's petroleum properties, resulting in a lower depletable cost base and therefore lower depletion expense. The mark-to-market adjustment on the convertible debentures created a $3.5 million positive earnings variance, while a further $1.2 million positive variance was caused by the unrealized foreign exchange gain.
BUSINESS ENVIRONMENT
The Company’s financial results can be significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2016		2015
	Q-2	Q-1	Q-4	Q-3	Q-2
Dated Brent average oil price ($/Bbl)	45.52	33.70	43.56	50.25	61.69
U.S./Canadian Dollar average exchange rate	1.289	1.375	1.335	1.309	1.230

The price of Dated Brent oil averaged 35% higher in Q2-2016 compared with Q1-2016. All of the Company’s production is priced based on Dated Brent and shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing

4	Q2-2016

oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and will decrease in times of declining oil prices. If oil prices are sufficiently low and the Ras Gharib/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSC and any eligible extension periods.
Egypt has been experiencing significant political changes over the past five years. While this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company experienced delays in the collection of accounts receivable from the Egyptian government up to the end of 2013. Since the end of 2013, the Company has collected a total of $335.1 million from EGPC, reducing the balance due from EGPC to $14.9 million as at June 30, 2016. The Company's credit risk, as it relates to EGPC, has now been effectively eliminated due to the significant collections from EGPC combined with the 30-day collection cycle that the Company now enjoys as a result of direct marketing to third party international buyers who are required to post irrevocable letters of credit to support the sales prior to the cargo liftings.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Egypt	11,472	15,064	11,765	14,885
Yemen	—	—	—	91
Total Company	11,472	15,064	11,765	14,976

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Egypt	11,783	14,251	12,955	13,483
Yemen	—	—	—	84
Total Company	11,783	14,251	12,955	13,567

Netback

Egypt - accounting netback
	Six Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	61,483	26.08	116,288	47.65
Royalties	24,270	10.29	53,734	22.02
Current taxes	6,670	2.83	14,380	5.89
Production and operating expenses	23,761	10.08	25,778	10.56
Selling costs	875	0.37	3,897	1.60
Netback	5,907	2.51	18,499	7.58

	Three Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	32,461	30.27	62,872	48.48
Royalties	12,675	11.82	28,694	22.13
Current taxes	3,495	3.26	7,563	5.83
Production and operating expenses	10,640	9.92	12,778	9.85
Selling costs	47	0.04	806	0.62
Netback	5,604	5.23	13,031	10.05
The netback per Bbl in Egypt decreased 48% and 67%, respectively, in the three and six months ended June 30, 2016 compared with the same periods of 2015. The decreased netbacks were principally the result of a reduction in realized oil prices of 38% and 45%, respectively, in the three and six months ended June 30, 2016 compared with the same periods of 2015.

Q2-2016	5

Production and operating expenses decreased by $2.1 million and $2.0 million, respectively, in the three and six months ended June 30, 2016 compared to the same periods of 2015. This is principally the result of reduced activity levels combined with the Company's efforts to achieve cost efficiencies in a lower oil price environment. The most significant cost efficiencies were achieved in the areas of oil treating fees, fuel costs and well servicing. These cost savings have translated into a reduction in operating costs per bbl of 5% for the six months ended June 30, 2016 as compared to the same period in 2015. Operating costs per bbl for the three months ended June 30, 2016 are relatively consistent with the same period in 2015. Selling costs were 94% and 77% lower, respectively, on a per Bbl basis in the three and six months ended June 30, 2016 as compared to the same periods in 2015, creating a positive impact on current period netbacks. The Company incurred selling costs (mainly transportation and marketing fees) of $0.09 per bbl on its Q2-2016 cargo lifting, whereas selling costs on the Q2-2015 lifting amounted to $1.29 per bbl.
Royalties and taxes as a percentage of revenue were 50% for each of the three and six month periods ended June 30, 2016 compared with 58% and 59%, respectively, for the same periods of 2015. Royalties and taxes are settled on a production basis, so the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If all crude oil had been sold in the period in which it was produced for the first six months of 2016, royalties and taxes as a percentage of revenue would have been 51% and 55%, respectively, for the three and six months ended June 30, 2016. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government. Unrecovered costs during the period are carried forward to future quarters for recovery, should prices/revenue increase.
The average selling price during the three months ended June 30, 2016 was $30.27/Bbl, which was $15.25/Bbl lower than the average Dated Brent oil price of $45.52/Bbl for the period (Q2-2015 - $61.69/Bbl). The difference is due to a gravity/quality adjustment and is also impacted by the timing of the direct sale.

Egypt - notional netback
	Six Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)[1]	$	$/Bbl	$	$/Bbl
Oil sales	56,377	26.33	128,378	47.65
Royalties	24,270	11.33	53,734	19.94
Current taxes	6,670	3.12	14,380	5.34
Production and operating expenses	22,018	10.28	28,519	10.59
Selling costs	707	0.33	4,311	1.60
Netback	2,712	1.27	27,434	10.18
1 It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

	Three months ended June 30
	2016		2015
(000s, except per Bbl amounts)[1]	$	$/Bbl	$	$/Bbl
Oil sales	31,600	30.27	66,458	48.48
Royalties	12,675	12.14	28,694	20.93
Current taxes	3,495	3.35	7,563	5.52
Production and operating expenses	10,719	10.27	13,682	9.98
Selling costs	44	0.04	850	0.62
Netback	4,667	4.47	15,669	11.43
1 It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	8,041	3.41	14,843	6.04
Stock-based compensation	1,546	0.66	2,573	1.05
Capitalized G&A	(1,939)	(0.82)	(3,479)	(1.42)
G&A (net)	7,648	3.25	13,937	5.67

6	Q2-2016

	Three Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	3,909	3.65	6,525	5.03
Stock-based compensation	1,124	1.05	1,620	1.25
Capitalized G&A	(908)	(0.85)	(2,126)	(1.64)
G&A (net)	4,125	3.85	6,019	4.64
G&A expenses (net) for the three and six months ended June 30, 2016 decreased 31% and 45%, respectively, as compared with the same periods in 2015 (17% and 43% decrease, respectively, on a per bbl basis). G&A (gross) was elevated in the first half of 2015 principally due to staffing alignment expenditures, and the Company is now realizing the cost savings associated with the structural staffing changes made in 2015. The Company also achieved substantial reductions in insurance costs and professional/consulting fees for the three and six months ended June 30, 2016, as compared with the same periods in 2015.
The per Bbl amounts are presented on a sales basis, and are therefore impacted by the timing of sales. If all crude oil was sold in the same period it was produced for the first two quarters of the year, G&A (gross) per bbl would have been $3.74 and $3.76, respectively, for the three and six months ended June 30, 2016, representing a 40% and 46% decrease, respectively, as compared to the same periods in 2015.
Equity-settled stock-based compensation expense for the three and six months ended June 30, 2016 decreased $0.2 million and $0.5 million, respectively, as compared with the same periods in 2015 which is mainly the result of a decrease in the fair value of stock options granted in 2016 as compared to 2015. Cash-settled stock-based compensation expense for the three and six months ended June 30, 2016 decreased $0.3 million and $0.5 million, respectively, as compared with the same periods in 2015. The decrease in cash-settled stock-based compensation is mostly due to a lower share price as at June 30, 2016 as compared to June 30, 2015.
FINANCE COSTS
Finance costs for the three and six months ended June 30, 2016 were $1.5 million and $2.9 million, respectively (2015 - $1.6 million and $3.3 million, respectively). Interest expense on the convertible debentures for the three and six-month periods ended June 30, 2016 were $1.1 million and $2.2 million, respectively (2015 - $1.2 million and $2.4 million, respectively). The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to a lower utilization of the Company's Borrowing Base Facility as at June 30, 2016 compared to June 30, 2015.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2016	2015	2016	2015
Interest expense	$1,313	$1,354	$2,584	$2,793
Amortization of deferred financing costs	143	226	301	462
Finance costs	$1,456	$1,580	$2,885	$3,255
The Company had no long-term debt outstanding under the Borrowing Base Facility as at June 30, 2016 (June 30, 2015 - $nil). As at June 30, 2016 the borrowing base available to the Company was $37.2 million (June 30, 2015 - $71.0 million). The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility, and the term of the facility extends to December 31, 2017.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$13.63 per common share. The debentures were not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.04 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	17,855	7.57	23,704	9.71
Corporate	244	—	217	—
	18,099	7.68	23,921	9.74

Q2-2016	7

	Three Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	7,961	7.42	12,288	9.48
Corporate	122	—	109	—
	8,083	7.54	12,397	9.56
In Egypt, DD&A decreased 35% and 25%, respectively, on a per Bbl basis in the three and six months ended June 30, 2016 compared to the same periods in 2015. This decrease is primarily related to a lower depletable cost base, which is the result of impairment losses booked in 2015, along with a 52% reduction in future development costs.
CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2016	2015
Egypt	9,102	36,302
Corporate	—	136
Total	9,102	36,438
In Egypt, total capital expenditures in the first six months of 2016 were $9.1 million (2015 - $36.3 million). The Company's 2016 drilling program commenced in the second quarter of the year. The Company drilled three wells in Q2-2016 (one development well at West Bakr and two exploration wells at NW Gharib). The development well at West Bakr was brought on production in early June at a rate of 460 bopd. The two NW Gharib exploration wells were plugged and abandoned. Subsequent to the end of the second quarter, the Company drilled three exploration wells, resulting in two oil discoveries and one dry hole.
In addition to capital costs associated with the drilling program, the Company incurred annual land costs of $0.5 million associated with its exploration concessions, and spent $0.9 million on facilities construction and improvements. Workovers contributed $0.2 million to the Company's capital spending, and the Company capitalized $1.9 million of G&A costs related to capital projects.

OUTSTANDING SHARE DATA
As at June 30, 2016, the Company had 72,205,369 common shares issued and outstanding and 6,145,953 stock options issued and outstanding, which are exercisable in accordance with their terms into an equal number of common shares of the Company.
NORMAL COURSE ISSUER BID
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. The NCIB, which commenced on March 31, 2015 and terminated on March 30, 2016, provided the Company with the right to acquire up to 6,207,585 common shares, which was equal to 10% of the public float. During 2015, the Company repurchased and cancelled 3,103,792 common shares under the NCIB. No common shares were repurchased under the NCIB during the first quarter of 2016. The Company has not renewed the NCIB.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. As a direct result of a lower oil price environment, TransGlobe’s debt-to-funds flow from operations ratio has deteriorated significantly since late 2014, and was negative at June 30, 2016 as a result of negative funds flow for the trailing 12 months. The Company's debt-to-funds flow from operations ratio will continue to experience downward pressure until oil prices improve. Despite the deterioration of this particular ratio, the Company remains in a relatively strong financial position due to prudent capital resource management. TransGlobe's management will continue to steward capital programs and focus on cost reductions in order to maintain as much balance sheet strength as possible through the current low oil price environment.

8	Q2-2016

The table below illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2016 and 2015:

Sources and Uses of Cash
	Six Months Ended June 30
($000s)	2016	2015
Cash sourced
Funds flow from operations[1]	(804)	3,703
Transfer from restricted cash	289	—
Exercise of stock options	—	208
	(515)	3,911
Cash used
Capital expenditures	9,102	36,438
Dividends paid	—	7,466
Transfer to restricted cash	—	1
Purchase of common shares	—	9,031
Finance costs	2,530	2,738
Other	1,027	1,125
	12,659	56,799
	(13,174)	(52,888)
Changes in non-cash working capital	10,572	35,459
Increase (decrease) in cash and cash equivalents	(2,602)	(17,429)
Cash and cash equivalents – beginning of period	126,910	140,390
Cash and cash equivalents – end of period	124,308	122,961
[1]  Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by cash on hand. The Company expects to fund its 2016 exploration and development program including contractual commitments through the use of working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At June 30, 2016, the Company had working capital of $65.4 million (December 31, 2015 - $153.8 million). The decrease to working capital in Q2-2016 is principally due to the reclassification of the convertible debt to current liabilities. Since the maturation of the convertible debentures is within one year of the balance sheet date, they must now be presented as current liabilities, which has a significant impact on the Company's working capital balance. The Company's working capital has also been negatively impacted by reduced oil prices. The Company now has a very manageable receivable balance of $14.9 million due from EGPC, and enjoys a 30-day cash collection cycle on directly marketed crude oil sales to third party international buyers who are required to post irrevocable letters of credit to support the sales prior to the cargo liftings, which has significantly reduced the Company's credit risk profile. The Company's second cargo lifting of the year was completed in May and proceeds from the lifting were received in June. TransGlobe's third tanker-lifting of 2016 is scheduled for September, and management is currently negotiating the timing of a lifting for the fourth quarter of 2016 with EGPC. As at June 30, 2016, the Company held 706,577 barrels of entitlement oil as inventory.
To date, the Company has experienced no difficulties with transferring funds abroad.
At June 30, 2016, TransGlobe had $37.2 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $23.0 million in the form of letters of credit primarily to support its work commitments under the Egyptian PSCs signed in 2013.

Q2-2016	9

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	17,795	17,795	—	—	—
liabilities
Convertible debentures	Yes-Liability	70,639	70,639	—	—	—
Office, equipment and drilling rig leases	No	5,071	2,040	1,607	1,424	—
Minimum work commitments[3]	No	25,335	15,571	9,764	—	—
Total		118,840	106,045	11,371	1,424	—

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at June 30, 2016 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million ($8.8 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at June 30, 2016, the Company had expended $26.2 million towards meeting that commitment. The Company has received a six month extension to the initial exploration period, which now extends to May 7, 2017.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million ($2.0 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2016, the Company had expended $5.5 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million ($4.8 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2016, the Company had expended $5.2 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2016, the Company had met its financial commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($9.8 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at June 30, 2016, the Company had expended $0.2 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2016.
DERIVATIVE COMMODITY CONTRACTS
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. TransGlobe uses hedging arrangements from time to time as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs.
In Q2-2016, the Company purchased a financial floor derivative commodity contract at a cost of $0.7 million to protect the pricing received on its second quarter cargo lifting. The cost of this contract has been presented as a realized loss on derivative commodity contracts in this interim report. As there were no outstanding derivative commodity contracts at June 30, 2016 or December 31, 2015, no assets or liabilities have been recognized on the Consolidated Balance Sheets for the respective periods.
The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

10	Q2-2016

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Q2-2016	11